[BROOKFIELD LETTERHEAD]

August 4, 2021

VIA EDGAR

Division of Corporation Finance

Office of Energy and Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brookfield Infrastructure Corporation

Brookfield Infrastructure Partners L.P.

Registration Statement on Form F-4

File Nos. 333-253365, 333-253365-01

Dear Mr. Dougherty:

Pursuant to the provisions of Rule 437 (“Rule 437”) promulgated under the Securities Act of 1933 (the “Securities Act”), Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners L.P. (the “Registrants”) are making an application to dispense with the written consent of Ernst & Young LLP (“E&Y”), the independent auditors of Inter Pipeline Ltd. (the “Company”), to the incorporation by reference in Amendment No. 6 to the Registrants’ registration statement on Form F-4 (Registration Nos. 333-253365 and 253365-01) (the “Registration Statement”) of E&Y’s consent to including the report of E&Y dated February 18, 2021 covering the financial statements of the Company included in the Registration Statement and to the inclusion of a reference to E&Y under the heading “Interests of Experts” in the prospectus/offer to exchange forming a part of the Registration Statement, pursuant to Section 7 of the Securities Act (the “Consent”).

In support of this application, attached to this letter is an affidavit signed by David Krant, Managing Director, Chief Financial Officer of Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners Limited, Brookfield Infrastructure Partners L.P.’s general partner, attesting to the Registrants’ requests to obtain from the Company the Consent required to be included in the Registration Statement.

The Registrants filed the Registration Statement in connection with their unsolicited exchange offer for all of the outstanding shares of the Company’s common stock. As disclosed in the Registration Statement, on June 1, 2021, the Company announced that it had entered into an arrangement agreement (the “Arrangement Agreement”) with Pembina Pipeline Corporation (“Pembina”), a competing party, pursuant to which Pembina would acquire all of the outstanding common shares of the Company in an all-share deal (the “Alternative Transaction”) in exchange for common shares of Pembina. Following the Registrants increasing their offer to exchange all of the outstanding shares of the Company’s common stock, on July 26, 2021, the Company announced that it had advised Pembina that the Company’s board would not be reconfirming its recommendation that its shareholders vote in favor of the Alternative Transaction. As a result, Pembina terminated the Arrangement Agreement effective July 25, 2021 and on July 27, 2021, the Company announced that the Company’s board recommended acceptance (the “Recommendation”) of the Registrants’ offer, as revised. However, the Registrants’ offer remains unsolicited and the Company has not entered into any agreement with the Registrants.

Although the Registration Statement incorporates certain of the Company’s historical financial statements, the Registrants have been unable to obtain the Consent from the Company. The Registrants have made repeated requests to E&Y and to the Company for its assistance in obtaining the Consent both prior to, and following, the Recommendation. E&Y confirmed receipt of the requests and noted they would only be able to assist to the extent the Company directs them to. To date, the Registrants have received no response from the Company. Given the Company’s refusal to even acknowledge its receipt of these requests, the Registrants are confident that any further requests will be met with the same result.

In light of the Company’s failure to respond to the Registrants’ written requests to the Company to obtain the Consent and the likely futility of waiting for a response to such requests, the Registrants submit that obtaining the requisite consent is impracticable and hereby ask that this application to dispense in accordance with Rule 437 be granted immediately.

The Registrants acknowledge that they are aware of their responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the issuance of the securities specified in the Registration Statement.

Very truly yours,

BROOKFIELD INFRASTRUCTURE CORPORATION

By:	/s/ Michael Ryan
Name:	Michael Ryan
Title:	Secretary

BROOKFIELD INFRASTRUCTURE PARTNERS L.P. by its general partner, BROOKFIELD INFRASTRUCTURE PARTNERS LIMITED

By:	/s/ Jane Sheere
Name:	Jane Sheere
Title:	Secretary

AFFIDAVIT OF DAVID KRANT

I, David Krant, being duly sworn, deposes and says:

1.

I am the Managing Director, Chief Financial Officer of Brookfield Infrastructure Corporation and Brookfield Infrastructure Partners Limited, Brookfield Infrastructure Partners L.P.’s general partner (the “Registrants”). I submit this Affidavit in connection with the Registrants’ application pursuant to the provisions of Rule 437 promulgated under the Securities Act of 1933 (the “Securities Act”) and hereby attest that the information set forth herein and in the foregoing letter is true, accurate and correct.

2.	On June 3, 2021, I sent a letter to Inter Pipeline Ltd (the “Company”) and the Company’s independent auditors, Ernst & Young LLP (“E&Y”), requesting that the Company deliver to the Registrants:

(a)

An executed consent of E&Y to including in Amendment No. 2 to the Registrants’ registration statement on Form F-4 (Registration Nos. 333-253365 and 253365-01) (the “Registration Statement”) the report of E&Y dated February 18, 2021 covering the financial statements of the Company included in the Registration Statement; and

(b)	An executed consent of E&Y to the inclusion of a reference to E&Y, under the heading “Interests of Experts” in the prospectus/offer to exchange forming a part of the Registration Statement.

3.	On July 30, 2021, I sent a letter to the Company and E&Y, requesting that the Company deliver to the Registrants:

(a)

An executed consent of E&Y to including in Amendment No. 6 to the Registration Statement the report of E&Y dated February 18, 2021 covering the financial statements of the Company included in the Registration Statement; and

(b)	An executed consent of E&Y to the inclusion of a reference to E&Y, under the heading “Interests of Experts” in the prospectus/offer to exchange forming a part of the Registration Statement.

4.	To the best of my knowledge, as of the date of this Affidavit, the Registrants have not received a response from the Company to the June 3, 2021 or July 30, 2021 letters.

IN WITNESS WHEREOF, I have executed this instrument as of the 4th day of August, 2021.

/s/ David Krant
David Krant

Sworn to and Subscribed before me this 4th day of August, 2021

/s/ Ching-Che Lin
[NOTARY SEAL]